                             UNITED STATES                OMB APPROVAL
                  SECURITIES AND EXCHANGE COMMISSION  -------------------------
                        Washington, D.C. 20549        OMB NUMBER: 3235-9145
                                                      EXPIRES: OCTOBER 31, 1994
                                                      ESTIMATED AVERAGE BURDEN
                                                      HOURS PER RESPONSE...14.90
                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                              (Amendment No. 22 )*

                               Fifth Third Bancorp
--------------------------------------------------------------------------------
                                (Name of Issuer)

                        Common Shares, Without Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   316773100
--------------------------------------------------------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (2/92)                  Page 1 of 5 pages

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             CUSIP NO. 316773100                                   13G                    Page    2    of    5    Pages
                       ----------                                                              -------    -------
------------------------------------------------                                          ------------------------------------

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   1       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Fifth Third Bancorp
                       31-0854434
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   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                             (a)     X

                                                                                                             (b)

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   3       SEC USE ONLY


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   4       CITIZENSHIP OR PLACE OF ORGANIZATION

                     Ohio corporation
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                                     5    SOLE VOTING POWER
           NUMBER OF                      As to all matters, including election of directors 12,708,065
             SHARES                       As to all matters, other than election of directors -0-
          BENEFICIALLY
            OWNED BY
              EACH
           REPORTING
             PERSON
              WITH

                                  ----------------------------------------------------------------------------------------------
                                     6    SHARED VOTING POWER

                                          As to all matters, including election of directors -0-
                                  ----------------------------------------------------------------------------------------------
                                     7    SOLE DISPOSITIVE POWER

                                                   12,708,065
                                  ----------------------------------------------------------------------------------------------
                                     8    SHARED DISPOSITIVE POWER

                                                      750,685
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    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               12,708,065
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   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
            17,426,906 shares, with respect to which the reporting person has neither voting nor dispositive rights, are excluded.
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   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                              2.73 %
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   12      TYPE OF REPORTING PERSON*

                               HC
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                      *SEE INSTRUCTION BEFORE FILLING OUT!

                               Page 2 of 5 Pages

Fifth Third Bancorp                                                  Page 3 of 5
316773100

Item 1 (a)                 Name of Issuer:

                           Fifth Third Bancorp

Item 1 (b)                 Address of Issuer's Principal Executive Office:

                           38 Fountain Square Plaza
                           Cincinnati, Ohio  45263

Item 2 (a) - (c) Names, Addresses & Citizenship of Persons Filing:

                           Fifth Third Bancorp
                           38 Fountain Square Plaza
                           Cincinnati, Ohio  45263

Item 2 (d)                 Title of Class of Securities:

                           Common Stock, without par value

Item 2 (e)                 CUSIP Number:

                           316773100

Item 3 Fifth Third Bancorp is filing as a parent holding company in accordance with Section 240.13 (d-1) (b)
                           (ii) (G) of the Exchange Act Rules.

Item 4                     Ownership:

                           This report relates to beneficial holdings by Fifth Third Bancorp, through several of its banking subsidiaries, of an aggregate of 12,708,065 outstanding shares of the Common Stock of Fifth Third Bancorp, no par value.

                           Note: Effective for shareholders of record on December 31, 2000

                  The following tabulations set forth the shares with respect of which voting rights are held or shared and those shares to which there is the power of disposal. It should be noted that the Ohio statutory and case law preclude voting of Bank subsidiary-held shares for Fifth Third Bancorp directors in certain instances and accordingly, creates the difference in voting rights as to the election of directors and other matters as shown by the following tabulation:

(a)               Amount Beneficially Owned:

                  Fifth Third Bancorp subsidiaries have neither voting power nor dispositive power with respect to 17,426,906 shares of Fifth Third Bancorp stock. The remaining 12,708,065 shares of the outstanding stock held by Fifth Third Bancorp subsidiaries may be deemed beneficially held.

                  The following are held in fiduciary accounts in Bancorp's banking subsidiaries and are deemed to be beneficially owned:

                      *SEE INSTRUCTION BEFORE FILLING OUT!

                               Page 3 of 5 Pages

Fifth Third Bancorp                                                  Page 4 of 5
316773100

         (b)      Percentage of Class:

                  Fifth Third Bancorp has aggregate beneficial ownership of 2.73%.

         (c)      Number of Shares as to which such Person has:           For all matters,        For all matters,
                                                                           including elec-       other than elec-
                                                                          tion of Directors     tion of Directors
                                                                          -----------------     -----------------

                  (i)      Sole Power to Vote
                           or to Direct the Vote                             12,708,065               0

                  (ii)     Shared Power to Vote
                           or to Direct the Vote                             0                        0

                  (iii)    Sole Power to Dispose
                           or to direct the
                           disposition of                                    12,708,065               0

                  (iv)     Shared Power to Dispose
                           or to direct the
                           disposition of                                    750,685                  0

Item 5                     Ownership of Five Percent or Less
                           of a Class.

                           Fifth Third Bancorp holds beneficial rights with respect to less than 5% of the issuing stock.

Item 6                     Ownership of More than Five Percent on Behalf of
                           Another Person.

                           Not Applicable

Item 7 Identification and Classification of the Subsidiary which acquired the Security being Reported on by the Parent Holding Company.

                           Fifth Third Bancorp, as parent holding company of the
banking subsidiaries listed below, has filed this schedule. The subsidiaries are filing in accordance with Section 240.13 (d-1)(b) (ii) (G) of the Exchange Act Rules, none of which hold more than 5% of the outstanding stock of the Issuer.

         List of Banking Subsidiaries                Federal Tax ID Number      Item 3 Classification
         ----------------------------                ---------------------      ---------------------
         Fifth Third Bank                                     31-0676865                       BK
         Fifth Third Bank, Florida                            59-3085783                       BK
         Fifth Third Bank of Northern Kentucky, Inc.          61-0335110                       BK

                      *SEE INSTRUCTION BEFORE FILLING OUT!

                               Page 4 of 5 Pages

Fifth Third Bancorp                                                  Page 5 of 5
316773100

         Fifth Third Bank, Indiana                            38-0919530                       BK
         Fifth Third Bank, Kentucky, Inc.                     61-0290030                       BK


Items 8-9                  Not Applicable

Item 10           Certification

                  By signing below the undersigned certifies that, to the best of his knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FEBRUARY 02, 2001
-----------------
Date

FIFTH THIRD BANCORP



By: /s/ MICHAEL K. KEATING
   -------------------------------


Name:  Michael K. Keating
       ---------------------------
Title: Secretary

                      *SEE INSTRUCTION BEFORE FILLING OUT!

                               Page 5 of 5 Pages